XR Securities LLC

Financial Report
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67724

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __XR Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__550 West Jackson Blvd., Suite 1000__

(No. and Street)

__Chicago__	__IL__	__60661__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Matthew Haraburda__   __312-244-4500__

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)

__09/24/2003__	__PCAOB #49__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Matthew Haraburda_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __XR Securities LLC_____, as of __December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature _____

Title: _____

President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Managing Member of XR Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of XR Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 19, 2026

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XR Securities LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	2,878,909
Securities owned, at fair value, pledged		3,299
Receivable from clearing brokers		9,690,278
Other assets		29,426
Total assets	$	12,601,912

Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	77,441
Payable to affiliate		7,584,583
Accrued expenses		368,010
Total liabilities		8,030,034
Member's equity		4,571,878
Total liabilities and member's equity	$	12,601,912

See Notes to Financial Statement.

Note 1.   Organization and Nature of Business

XR Securities LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and whose Designated Self-Regulatory Organization ("DSRO") is the Financial Industry Regulatory Authority. The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by XR Group LLC (the "Member").

The Company has agreements with ABN AMRO Clearing ("ABN"), Goldman, Sachs & Co., L.P. ("GS & Co.") and Societe Generale S.A. ("SocGen") to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by ABN to facilitate the Company's trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for customers, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2.   Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing brokers: Receivable from clearing brokers includes net receivables and payables for unsettled trades, and cash and margin balances held at the clearing brokers. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. Management has determined that there are no material estimated credit losses through the year ended December 31, 2025, that impact the Company's financial statement.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

Note 2.   Summary of Significant Accounting Policies (Continued)

Securities and derivative financial instruments: Securities and derivative transactions and the related gains and losses are recorded on a trade-date basis. Derivative financial instruments and securities owned and securities sold, not yet purchased, are stated at fair value.

Interest and dividends: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Other income: Other income includes proceeds from class action settlements related to business activities in previous years. The class action settlement income is recorded when received since the additional income is not estimable or probable.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the Member's federal tax return. The Member is a limited liability company whose income or loss is includable in the tax returns of its owners.

The FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through the year ended December 31, 2025, that impact the Company's financial statements.

The Member is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2022.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Note 3.   Receivable from Clearing Brokers

At December 31, 2025, receivable from clearing brokers consist of the following:

		Receivable
Due from/(to) clearing broker	$	9,701,905
Unsettled trades (net)		(11,784)
Dividends receivable (net)		2
Interest receivable (net)		155
	$	9,690,278

Note 3.   Receivable from Clearing Brokers (Continued)

Per the Federal Reserve Board's regulations, the Company is required to maintain a minimum net liquidating value of $1,000,000 at each clearing broker, where it maintains a Joint Back Office Arrangement. In addition to the Joint Back Office minimum, each clearing broker may request a higher minimum net liquidating value at its discretion. Securities owned are generally pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities to others, subject to certain limitations.

Note 4.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Certain equity-index derivatives are valued by taking the average of the best bid/offer midpoint as quoted from the exchange at each minute for the last few minutes of trading up to the close of trading in its underlying instrument and are categorized in Level 1 of the fair value hierarchy. There were no such positions open as of December 31, 2025.

Note 4.   Fair Value of Financial Instruments (Continued)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, all of which are considered Level 1:

	Level 1
Assets	
Securities owned:	
Equities	$ 3,299
Liabilities	
Securities sold, not yet purchased:	
Equities	$ 77,441

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

Note 5.   Related-Party Transactions

An entity affiliated by common ownership (the "Affiliate") provides certain management services, such as occupancy, technology, compensation, and other administrative services for the Company. As of December 31, 2025, the outstanding balance for shared expenses due to the Affiliate and general accounts payable due to the affiliate was $7,528,150 and $56,433, respectively, and is presented as payable to affiliate on the statement of financial condition.

Certain exchange memberships owned by the Member, having an aggregate fair value at December 31, 2025 of $226,000, are registered for and assigned to the Company in order to provide exchange memberships and other privileges, however as these are not owned by the Company, they are not recorded in the financial statements.

The Company has incurred a substantial loss during the year ended December 31, 2025 and in the prior years. The Company has obtained a letter of committed support from its ultimate parent company, XR Holdings LP, indicating that XR Holdings LP has the ability and intent, but not the legal obligation, to support the operating, investing, and financing activities of the Company through at least one year beyond the date of the auditor's report. This commitment will allow the Company to meet its obligations and continue as a going concern.

Note 6.   Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect the Company's financial position, results of operations, and cash flows.

The Company's derivative activities are limited to the trading of equity options and futures. The net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

Note 6.   Derivative Instruments (Continued)

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contract. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

Note 7.   Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8.   Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through ABN, GS & Co. and SocGen and enters into transactions with other financial institutions. Cash and financial instruments on deposit with ABN, GS & Co. and SocGen collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

The Company places its cash with financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8.   Off-Balance-Sheet Risk (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price, and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 9.   Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $4,527,385 which was $3,997,212 in excess of its required net capital of $530,173. The minimum net capital requirement is the greater of the Company's option and equity market making minimums of $100,000 or 6-2/3% of aggregate indebtedness. Under Rule 15c3-1, the Company's market making minimum is equal to $100,000 plus $2,500 for each equity security in which it makes a market with a limit of $1,000,000. The Company's net capital ratio was 1.76 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 11.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to assess overall performance and to make decisions on budgeting, investment priorities, and spending levels. These measures inform decisions regarding personnel additions, cost management actions, and allocation of capital to support growth initiatives. The CODM also uses net assets presented in the statement of financial condition for decision making. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment. The CODM manages the business activities using information of the consolidated financials of the parent of the Company, as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. There were no changes in segment determinations, measures reviewed by CODM, or significant expense categories compared with prior periods.

Note 12.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.